# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nuran Wireless Inc., CIK 0001680637
CUSIP: 67059X304
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 2150 CYRILLE-DUQUET STREET, SUITE 100, QUEBEC, Quebec Canada (A8), G1N 2G3
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002152868

## Reporting persons
- Starlink Capital LLC: type of reporting person: corporation (CO); citizenship or place of organization: Wyoming (WY); sole voting power 1,026,210; shared voting power 0; sole dispositive power 1,026,210; shared dispositive power 0; aggregate amount beneficially owned 1,026,210 (7.6% of the class)
  Comment: The amount set forth in rows (5), (7) and (9) include (i) 678,200 shares of the Issuer's common shares ("Common Shares") held directly by the reporting person, (ii) 8,910 Common Shares held in the brokerage account of the reporting person, and (iii) 339,100 Common Shares underlying warrants held directly by the reporting person that are currently exercisable within 60 days of June 30, 2026.
  
  The percentage set forth in row 11 is calculated based on (i) 13,084,716 Common Shares of the Issuer outstanding as of June 30, 2026, as reported in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on September 3, 2026, and (ii) the 339,100 Common Shares that would be outstanding upon the exercise of warrants, directly held by the reporting person that are exercisable within 60 days of June 30, 2026.

## Item 1. Issuer
Name of issuer: Nuran Wireless Inc.
Address of issuer's principal executive offices: 2150 CYRILLE-DUQUET STREET, SUITE 100, QUEBEC, QUEBEC, CANADA, G1N 2G3.

## Item 2. Person Filing
Name of person filing: Starlink Capital LLC
Address of principal business office or, if none, residence: 30 N Gould Street, Ste R, Sheridan, WY, USA 82801-6317
Citizenship: Wyoming, USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,026,210 common shares, no par value
Percent of class: 7.6%
Sole power to vote or to direct the vote: 1,026,210 common shares, no par value
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,026,210 common shares, no par value
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Starlink Capital LLC: Moshe Labkowski, Manager (09/10/2026)